UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  28)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,975
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,975
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Navigation Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 94,728
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 94,728
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.35%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,103
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,103
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,447
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,447
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG PB, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,329
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,329
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 227,407
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,447
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,447
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,854
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,854
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,854
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,854
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,854
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,854
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,854
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,854
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 347,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 347,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 28 (“Amendment No. 28”) to the Schedule 13D filed by the undersigned.  This Amendment No. 28 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, Value and Opportunity Master Fund and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 347,854 Shares beneficially owned in the aggregate by Enterprise Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, Value and Opportunity Master Fund and RCG PB is approximately $10,815,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,008,490 Shares outstanding, as of December 21, 2009, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on January 7, 2010.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on April 5, 2010, Value and Opportunity Master Fund beneficially owned 120,447 Shares.

Percentage: Approximately 1.72%

(b)	1. Sole power to vote or direct vote: 120,447
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 120,447
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 27 are set forth in Schedule A and are incorporated by reference.

B.           Navigation Master Fund

(a)	As of the close of business on April 5, 2010, Navigation Master Fund beneficially owned 94,728 Shares.

Percentage: Approximately 1.35%

(b)	1. Sole power to vote or direct vote: 94,728
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 94,728
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 27 are set forth in Schedule A and are incorporated by reference.

C.           RCG PB

(a)
As of the close of business on April 5, 2010, RCG PB directly owned 49,601 Shares.  As the sole shareholder of Navigation Master Fund, RCG PB may be deemed the beneficial owner of 94,728 Shares owned by Navigation Master Fund.

Percentage: Approximately 2.06%

(b)	1. Sole power to vote or direct vote: 144,329
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 144,329
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by RCG PB since the filing of Amendment No. 27 are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Navigation Master Fund are set forth in Schedule A and are incorporated by reference.

D.	Multi-Strategy Master Fund

(a)	As of the close of business on April 5, 2010, Multi-Strategy Master Fund beneficially owned 39,103 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 39,103
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 39,103
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 27 are set forth in Schedule A and are incorporated by reference.

E.	Enterprise Master Fund

(a)	As of the close of business on April 5, 2010, Enterprise Master Fund beneficially owned 43,975 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 43,975
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 43,975
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 27 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

F.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of 120,447 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 1.72%

(b)	1. Sole power to vote or direct vote: 120,447
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 120,447
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 39,103 Shares owned by Multi-Strategy Master Fund, (ii) 94,728 Shares owned by Navigation Master Fund, (iii) 49,601 Shares owned directly by RCG PB and (iv) 43,975 Shares owned by Enterprise Master Fund.

Percentage: Approximately 3.24%

(b)	1. Sole power to vote or direct vote: 227,407
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 227,407
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 120,447 Shares owned by Value and Opportunity Master Fund, (ii) 39,103 Shares owned by Multi-Strategy Master Fund, (iii) 94,728 Shares owned by Navigation Master Fund, (iv) 49,601 Shares owned directly by RCG PB and (v) 43,975 Shares owned by Enterprise Master Fund.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 347,854
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,854
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.           Cowen

(a)
As the sole member of Ramius, Cowen may be deemed the beneficial owner of the (i) 120,447 Shares owned by Value and Opportunity Master Fund, (ii) 39,103 Shares owned by Multi-Strategy Master Fund, (iii) 94,728 Shares owned by Navigation Master Fund, (iv) 49,601 Shares owned directly by RCG PB and (v) 43,975 Shares owned by Enterprise Master Fund.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 347,854
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,854
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.           RCG Holdings

(a)
As a significant shareholder of Cowen, RCG Holdings may be deemed the beneficial owner of the (i) 120,447 Shares owned by Value and Opportunity Master Fund, (ii) 39,103 Shares owned by Multi-Strategy Master Fund, (iii) 94,728 Shares owned by Navigation Master Fund, (iv) 49,601 Shares owned directly by RCG PB and (v) 43,975 Shares owned by Enterprise Master Fund.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 347,854
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,854
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

K.	C4S

(a)
As the managing member of RCG Holdings, C4S may be deemed the beneficial owner of (i) 120,447 Shares owned by Value and Opportunity Master Fund, (ii) 39,103 Shares owned by Multi-Strategy Master Fund, (iii) 94,728 Shares owned by Navigation Master Fund, (iv) 49,601 Shares owned directly by RCG PB and (v) 43,975 Shares owned by Enterprise Master Fund.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 347,854
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,854
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 120,447 Shares owned by Value and Opportunity Master Fund, (ii) 39,103 Shares owned by Multi-Strategy Master Fund, (iii) 94,728 Shares owned by Navigation Master Fund, (iv) 49,601 Shares owned directly by RCG PB and (v) 43,975 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 4.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 347,854
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 347,854

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 27.  The transactions in the Shares since the filing of Amendment No. 27 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	As of April 5, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2010

RCG PB, LTD		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its investment advisor		its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	Ramius Advisors, LLC,
	its investment advisor		its investment advisor

RAMIUS ADVISORS, LLC		RCG STARBOARD ADVISORS, LLC
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member

RCG HOLDINGS LLC		RAMIUS LLC
By:	C4S & CO., L.L.C.	By:	Cowen Group, Inc.
	its managing member		its sole member

RAMIUS NAVIGATION MASTER FUND LTD		COWEN GROUP, INC.
By:	Ramius Advisors, LLC,
	its investment advisor	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 27 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

6,393	12.8826	3/22/2010
277	12.7700	3/23/2010
1,281	13.3208	3/24/2010
1,489	13.4363	3/25/2010
4,566	13.6779	3/26/2010
4,917	13.8733	3/29/2010
2,403	13.8103	3/30/2010
1,377	13.9038	3/31/2010
3,867	13.8684	4/1/2010
35	14.2400	4/5/2010
5,402	14.0815	4/5/2010

RAMIUS MULTI-STRATEGY MASTER FUND LTD

2,075	12.8826	3/22/2010
90	12.7700	3/23/2010
416	13.3208	3/24/2010
483	13.4363	3/25/2010
1,483	13.6779	3/26/2010
1,597	13.8733	3/29/2010
780	13.8103	3/30/2010
447	13.9038	3/31/2010
1,255	13.8684	4/1/2010
11	14.2400	4/5/2010
1,754	14.0815	4/5/2010

RAMIUS ENTERPRISE MASTER FUND LTD

2,334	12.8826	3/22/2010
101	12.7700	3/23/2010
468	13.3208	3/24/2010
544	13.4363	3/25/2010
1,667	13.6779	3/26/2010
1,795	13.8733	3/29/2010
877	13.8103	3/30/2010

CUSIP NO. 125-902106

503	13.9038	3/31/2010
1,412	13.8684	4/1/2010
13	14.2400	4/5/2010
1,972	14.0815	4/5/2010

RAMIUS NAVIGATION MASTER FUND LTD

2,536	12.8826	3/22/2010
2,491	12.8826	3/22/2010
110	12.7700	3/23/2010
108	12.7700	3/23/2010
508	13.3208	3/24/2010
499	13.3208	3/24/2010
591	13.4363	3/25/2010
580	13.4363	3/25/2010
1,811	13.6779	3/26/2010
1,780	13.6779	3/26/2010
1,950	13.8733	3/29/2010
1,916	13.8733	3/29/2010
953	13.8103	3/30/2010
897	13.8103	3/30/2010
546	13.9038	3/31/2010
560	13.9038	3/31/2010
1,533	13.8684	4/1/2010
1,507	13.8684	4/1/2010
14	14.2400	4/5/2010
2,142	14.0815	4/5/2010
13	14.2400	4/5/2010
2,106	14.0815	4/5/2010

RCG PB, LTD

2,633	12.8826	3/22/2010
114	12.7700	3/23/2010
528	13.3208	3/24/2010
613	13.4363	3/25/2010
1,880	13.6779	3/26/2010
2,025	13.8733	3/29/2010
990	13.8103	3/30/2010
567	13.9038	3/31/2010
1,592	13.8684	4/1/2010
14	14.2400	4/5/2010
2,224	14.0815	4/5/2010